111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 21, 2020

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund, on behalf of First Trust Dow 30 Equal Weight ETF, a series of the Registrant
File No. 333-237923

Dear Ms. Lithotomos and Ms. DiAngelo Fettig:

We received your oral comments via telephonic conference on July 20, 2020 and July 21, 2020 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund, on behalf of First Trust Dow 30 Equal Weight ETF, a series of the Registrant (the “Fund” and together with First Trust Mega Cap AlphaDEX® Fund (the Target Fund”), the “Funds” and each a “Fund”) filed on April 30, 2020, as amended by Pre-effective Amendment No. 1 filed on July 20, 2020. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

DISCLOSURE COMMENTS

Comment 1

Please include risk disclosure specifically addressing COVID 19 and its effects on markets worldwide.

Division of Investment Management

July 21, 2020

Response to Comment 1

The risk factor “Market Risk” will be revised in the final proxy statement/prospectus filed under Rule 497 to include the following sentence in response to your comment.

“For example, the coronavirus disease 2019 (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, has had negative impacts, and in many cases severe impacts, on markets worldwide.”

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

On page 9 of the SAI, in the pro forma Statement of Operations, as the management fee is going from 70 basis points to 50 basis points, please include a pro forma adjustment to the Investment advisory fee line item in accordance with Regulation S-X, Rule11-02(b)(6).

Response to Comment 1

The final proxy statement/prospectus filed pursuant Rule 497 will include, on page 9 of the SAI, the updated pro forma Statement of Operations which is attached hereto as Exhibit A.

Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Jonathan A. Koff
Jonathan A. Koff

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman

Exhibit A

Pro Forma

Statement of Operations

For the Twelve Months Ended December 31, 2019 (Unaudited)

	EDOW Acquiring Fund	FMK Target Fund	Pro Forma Adjustments	Pro Forma Combined
INVESTMENT INCOME:				
Dividends	$807,018	$537,256	-	$1,344,274
Total investment income	807,018	537,256	-	1,344,274
EXPENSES:				
Investment advisory fees	162,087	170,891	(48,826)	284,152
Excise tax	232	-	-	232
Total expenses	162,319	170,891	(48,826)	284,384
NET INVESTMENT INCOME (LOSS)	644,699	366,365	48,826	1,059,890
NET REALIZED AND UNREALIZED GAIN (LOSS):				
Net realized gain (loss) on :				
Investments	(211,503)	(764,702)	-	(976,205)
In-kind redemptions	2,401,797	1,514,120	-	3,915,917
Net realized gain (loss)	2,190,294	749,418	-	2,939,712
Net change in unrealized appreciation (depreciation) on investments	2,903,317	3,459,614	-	6,362,931
NET REALIZED AND UNREALIZED GAIN (LOSS)	5,093,611	4,209,032	-	9,302,643
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$5,738,310	$4,575,397	48,826	$10,362,533

See Notes to Pro Forma Financial Statements